FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, August 1, 2013

SECOND QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces a net loss of $157.8 million in the second quarter of 2013 ($8.55 net loss per diluted share after payment of preferred share dividends) compared to net earnings of $93.7 million in the second quarter of 2012 ($3.79 net earnings per diluted share after payment of preferred share dividends), primarily reflecting unrealized losses on its bond portfolio, partially offset by strong underwriting results. Book value per basic share decreased to $361.87 at June 30, 2013 from $378.10 at December 31, 2012 (a decrease of 1.6% adjusted for the $10 per common share dividend paid in the first quarter of 2013).

“We had strong and much improved underwriting performance in the second quarter and first half of 2013.  Our net loss in the second quarter was only due to net mark-to-market bond losses of $500 million as a result of higher interest rates, including $400 million on our state and muni bond portfolio, a majority of which is insured by Berkshire Hathaway.  Our muni bond portfolio was mainly acquired in the last quarter of 2008 at an after-tax yield of 5.79%,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax, who further commented, “we are maintaining our defensive equity hedges due to our concern about the financial markets and the economic outlook.  We continue to be soundly financed, with quarter-end cash and marketable securities at the holding company in excess of $1.2 billion.”

Highlights in the second quarter of 2013 (with comparisons to the second quarter of 2012, except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 94.2% on a consolidated basis, producing an underwriting profit of $83.9 million, compared to a combined ratio and an underwriting profit of 97.6% and $32.7 million respectively in 2012.

•
Net premiums written by the insurance and reinsurance operations decreased by 8.6% to $1,430.0 million compared to $1,565.2 million in 2012 due primarily to the accounting effect of unearned premium portfolio transfers related to OdysseyRe's participation in June 2012 and June 2013 in a significant property quota share reinsurance contract, but increased by 1.6% to $1,467.9 million compared to $1,445.4 million in 2012 after removing that accounting effect.

•
The insurance and reinsurance operations produced operating income (excluding net gains or losses on investments) of $187.5 million in 2013, compared to $116.1 million in 2012, primarily as a result of the improved underwriting profit.

•
Interest and dividend income of $112.1 million increased from $105.8 million in 2012, primarily because of lower total return swap costs, partially offset by lower investment income earned on significant holdings of low-yielding cash and short term investments ($7,533.1 million at June 30, 2013, compared to $7,917.8 million at June 30, 2012). As of June 30, 2013, subsidiary cash and short term investments accounted for 29.9% of the company's portfolio investments. Interest

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $4,942.2 million at June 30, 2013).

•	Net investment losses of $415.7 million in the second quarter of 2013 (net investment gains of $71.5 million in 2012) consisted of the following:

	Second quarter of 2013
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	134.5	(63.8)	70.7
Equity hedges	(34.5)	34.3	(0.2)
Equity and equity-related investments after equity hedges	100.0	(29.5)	70.5
Bonds	62.9	(558.7)	(495.8)
CPI-linked derivatives	—	(16.4)	(16.4)
Other	8.5	17.5	26.0
	171.4	(587.1)	(415.7)

	First six months of 2013
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	322.4	446.7	769.1
Equity hedges	(34.5)	(558.5)	(593.0)
Equity and equity-related investments after equity hedges	287.9	(111.8)	176.1
Bonds	60.5	(675.3)	(614.8)
CPI-linked derivatives	—	(48.8)	(48.8)
Other	(11.7)	92.9	81.2
	336.7	(743.0)	(406.3)

•
The company held $1,209.6 million of cash, short term investments and marketable securities at the holding company level ($1,191.6 million net of short sale and derivative obligations) at June 30, 2013, compared to $1,169.2 million ($1,128.0 million net of short sale and derivative obligations) at December 31, 2012.

•	The company's total debt to total capital ratio was 27.0% at June 30, 2013, compared to 25.5% at December 31, 2012.

•
At June 30, 2013, common shareholders' equity was $7,319.2 million, or $361.87 per basic share, after the payment of a $10.00 per common share dividend in the first quarter, compared to $7,654.7 million, or $378.10 per basic share, at December 31, 2012.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At June 30, 2013, equity hedges temporarily represented approximately 109.2% of the company's equity and equity-related holdings (in excess of the company's target ratio of 100%) because of quarter-end equity fluctuations. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 20.2 and 20.3 million weighted average shares outstanding during the second quarters of 2013 and 2012 respectively. At June 30, 2013, there were 20,225,785 common shares effectively outstanding.

Summarized (without notes) interim consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed second quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its second quarter results at 8:30 a.m. Eastern time on Friday, August 2, 2013. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 16, 2013. The replay may be accessed at 1 (866) 470-7047 (Canada or U.S.) or 1 (203) 369-1481 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S.

insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at June 30, 2013 and December 31, 2012
(unaudited - US$ millions)

	June 30, 2013	December 31, 2012
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations - $117.4; December 31, 2012 - $140.2)	1,209.6	1,169.2
Insurance contract receivables	2,105.7	1,945.4
	3,315.3	3,114.6
Portfolio investments
Subsidiary cash and short term investments	6,696.9	6,960.1
Bonds (cost $8,673.3; December 31, 2012 - $9,428.9)	9,419.7	10,803.6
Preferred stocks (cost $612.3; December 31, 2012 - $618.7)	583.7	605.1
Common stocks (cost $4,051.6; December 31, 2012 - $4,066.3)	4,704.2	4,399.1
Investments in associates (fair value $1,767.9; December 31, 2012 - $1,782.4)	1,400.2	1,355.3
Derivatives and other invested assets (cost $627.1; December 31, 2012 - $524.0)	388.8	181.0
Assets pledged for short sale and derivative obligations (cost $875.9; December 31, 2012 - $791.1)	905.3	859.0
	24,098.8	25,163.2

Deferred premium acquisition costs	472.1	463.1
Recoverable from reinsurers (including recoverables on paid losses - $410.9; December 31, 2012 - $311.0)	5,081.5	5,290.8
Deferred income taxes	823.0	623.5
Goodwill and intangible assets	1,302.1	1,301.1
Other assets	1,028.9	984.9
	36,121.7	36,941.2

Liabilities
Subsidiary indebtedness	36.5	52.1
Accounts payable and accrued liabilities	2,001.7	1,877.7
Income taxes payable	56.2	70.5
Short sale and derivative obligations (including at the holding company - $18.0; December 31, 2012 - $41.2)	132.1	238.2
Funds withheld payable to reinsurers	433.9	439.7
	2,660.4	2,678.2
Insurance contract liabilities	21,736.2	22,376.2
Long term debt	3,138.2	2,996.5
	24,874.4	25,372.7

Equity
Common shareholders’ equity	7,319.2	7,654.7
Preferred stock	1,166.4	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax	8,485.6	8,821.1
Non-controlling interests	101.3	69.2
Total equity	8,586.9	8,890.3
	36,121.7	36,941.2

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2013 and 2012
(unaudited - US$ millions except per share amounts)

	Second quarter		First six months
	2013	2012	2013	2012
Revenue
Gross premiums written	1,705.6	1,839.1	3,597.4	3,646.7
Net premiums written	1,430.1	1,565.1	3,035.8	3,086.7

Gross premiums earned	1,727.1	1,649.0	3,488.3	3,239.7
Premiums ceded to reinsurers	(281.6)	(271.3)	(580.0)	(522.5)
Net premiums earned	1,445.5	1,377.7	2,908.3	2,717.2
Interest and dividends	112.1	105.8	211.6	235.4
Share of profit of associates	27.4	8.9	46.1	0.2
Net gains (losses) on investments	(415.7)	71.5	(406.3)	30.6
Other revenue	186.5	178.6	380.7	383.6
	1,355.8	1,742.5	3,140.4	3,367.0
Expenses
Losses on claims, gross	1,156.1	1,066.5	2,329.2	2,168.5
Less ceded losses on claims	(245.6)	(149.7)	(515.2)	(352.9)
Losses on claims, net	910.5	916.8	1,814.0	1,815.6
Operating expenses	287.3	267.1	571.7	538.4
Commissions, net	234.8	215.3	475.0	421.4
Interest expense	53.2	51.6	106.5	104.5
Other expenses	177.2	179.7	368.3	379.3
	1,663.0	1,630.5	3,335.5	3,259.2
Earnings (loss) before income taxes	(307.2)	112.0	(195.1)	107.8
Provision for (recovery of) income taxes	(150.3)	17.8	(201.5)	14.9
Net earnings (loss)	(156.9)	94.2	6.4	92.9

Attributable to:
Shareholders of Fairfax	(157.8)	93.7	3.8	91.1
Non-controlling interests	0.9	0.5	2.6	1.8
	(156.9)	94.2	6.4	92.9

Net earnings (loss) per share	$(8.55)	$3.84	$(1.32)	$3.08
Net earnings (loss) per diluted share	$(8.55)	$3.79	$(1.32)	$3.04
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,234	20,334	20,239	20,345

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2013 and 2012
(unaudited - US$ millions)

	Second quarter		First six months
	2013	2012	2013	2012

Net earnings (loss)	(156.9)	94.2	6.4	92.9

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(105.3)	(42.4)	(175.8)	3.4
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	55.5	21.2	86.6	1.3
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(10.9)	(10.5)	(19.5)	(4.3)
	(60.7)	(31.7)	(108.7)	0.4
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	0.4	0.2	2.6	(10.8)
Change in gains (losses) on defined benefit plans	0.9	(3.5)	0.9	(3.5)
	1.3	(3.3)	3.5	(14.3)

Other comprehensive income (loss), net of income taxes	(59.4)	(35.0)	(105.2)	(13.9)
Comprehensive income (loss)	(216.3)	59.2	(98.8)	79.0

Attributable to:
Shareholders of Fairfax	(213.7)	60.1	(97.4)	78.4
Non-controlling interests	(2.6)	(0.9)	(1.4)	0.6
	(216.3)	59.2	(98.8)	79.0

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations in the second quarters and first six months of 2013 and 2012 were:

Net Premiums Written

	Second quarter		First six months
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	304.4	289.3	552.0	490.9
- U.S. (Crum & Forster and Zenith National)	441.2	454.2	1,018.4	1,018.2
- Asia (Fairfax Asia)	60.3	54.8	136.4	127.6
Reinsurance - OdysseyRe	501.7	620.3	1,105.7	1,146.2
Insurance and Reinsurance - Other	122.4	146.6	223.3	303.9
Insurance and reinsurance operations	1,430.0	1,565.2	3,035.8	3,086.8

Net Premiums Earned

	Second quarter		First six months
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	243.1	245.9	488.8	497.9
- U.S. (Crum & Forster and Zenith National)	473.8	438.5	942.6	857.0
- Asia (Fairfax Asia)	62.4	56.7	117.3	110.1
Reinsurance - OdysseyRe	556.2	521.2	1,112.7	1,008.2
Insurance and Reinsurance - Other	109.0	111.0	215.3	238.3
Insurance and reinsurance operations	1,444.5	1,373.3	2,876.7	2,711.5

Combined ratios of the insurance and reinsurance operations in the second quarters and first six months of 2013 and 2012 were:

	Second quarter		First six months
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	100.4%	106.0%	100.4%	105.2%
- U.S. (Crum & Forster and Zenith National)	99.8%	107.0%	101.5%	108.1%
- Asia (Fairfax Asia)	90.7%	88.8%	90.9%	90.4%
Reinsurance - OdysseyRe	85.9%	85.8%	84.4%	86.4%
Insurance and Reinsurance - Other	100.2%	101.7%	99.3%	101.7%
Insurance and reinsurance operations	94.2%	97.6%	94.1%	98.2%